FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of December, 2009
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

		Sequential
		Page
Item		Number

1.	Telefónica — Press release: Approval of declaration of acquisition of TASA’s shares	3

December 4, 2009
CNV Approval
The Comisión Nacional de Valores, the Argentine securities regulator, approved yesterday Telefónica, S.A.’s (“Telefónica”) previously announced declaration of acquisition proposing a purchase price of 1.00 Argentine peso per Class B ordinary share (the “Class B Shares”) for all of the Class B Shares of Telefónica de Argentina S.A. (“TASA”) held by unaffiliated minority holders (including Class B Shares represented by American Depositary Shares (“ADSs”)). The transaction, which is being implemented pursuant to Argentine Presidential Executive Decree No. 677/01, Chapter VII (the “Decree”), is described in Telefónica’s and TASA’s amended transaction statement on Schedule 13E-3 (the “Transaction Statement”), filed today with the U.S. Securities and Exchange Commission (the “SEC”).
Availability of Purchase Price to Holders
On or prior to December 11, 2009, Telefónica will deposit the aggregate Argentine peso purchase price for the Class B Shares held by the unaffiliated minority holders of Class B Shares into two escrow accounts. Telefonica will deposit into an account in Argentina with BBVA Banco Francés S.A., as escrow agent, the aggregate purchase price for all Class B Shares held directly, and not in the form of ADSs, by unaffiliated minority holders, other than Citibank, N.A., in its capacity as the TASA ADS depositary (the “Depositary”). Telefonica will deposit into a BBVA Banco Francés S.A. account at Standared Chartered Bank in New York the U.S. dollar equivalent of the aggregate Argentine peso purchase price for the Class B Shares held indirectly, in the form of ADSs, by unaffiliated minority holders. The U.S. dollar equivalent of the per Class B Share purchase price will be calculated at the Argentine peso to U.S. dollar exchange rate of Ps. 3.8107 per U.S. dollar, the exchange rate in effect as of the date of CNV approval.
At any time after the deposit by Telefonica of its Argentine peso deposit of funds with BBVA Banco Francés in Argentina, direct holders of Class B Shares who would like to receive the purchase price corresponding to their Class B Shares and who do not wish to dispute the purchase price may contact the financial institution through which they hold their Class B Shares and instruct such financial institution to take the steps necessary to transfer their Class B Shares and claim the corresponding Argentine peso denominated purchase price, as set forth in more detail in the Transaction Statement.
At any time after the deposit by Telefonica of its U.S. dollar deposit of funds with the BBVA Banco Francés account at Standard Chartered Bank in New York, holders of ADSs who would like to receive the purchase price corresponding to the Class B Shares underlying their ADSs should contact their bank, broker or other intermediary to instruct the Depositary to take the steps necessary to transfer the Class B Shares underlying their ADSs and claim the corresponding U.S. dollar denominated purchase price, as set forth in more detail in the Transaction Statement.
Transfer of Ownership to Telefónica
After the deposit of the funds described above, on or about December 31, 2009, the minority-owned Class B Shares (including Class B Shares represented by ADSs) will be cancelled by operation of Argentine law and new TASA shares will be issued to Telefónica in their place, resulting in Telefónica beneficially owning 100% of TASA.
Appraisal Rights
Pursuant to the Decree, holders of Class B Shares and ADSs have the right under the Decree to exercise appraisal rights and thereby dispute the purchase price (“Appraisal Rights”) by initiating an arbitration or judicial proceeding in Argentina on or prior to March 15, 2010, in accordance with the terms and conditions set forth in the Transaction Statement. In order to obtain the necessary paperwork to commence such an arbitration or judicial proceeding by this date, holders of ADSs must to ensure that the Depositary receive notice of their intention to object prior to March 10, 2010.
Additional Information
For additional detail on how to request payment of the purchase price for the Class B Shares (including Class B Shares represented by ADSs) or on how to dispute such purchase price, see the Transaction Statement, which is available from the SEC’s public reference facilities at 100 F Street, N.E., Washington, D.C. 20549 or its web site at http://www.sec.gov. Holders of Class B Shares or ADSs may also obtain a copy of the Transaction Statement from the website of Telefónica at www.telefonica.com or TASA at www.telefonica.com.ar. Investors are strongly advised to read the Transaction Statement.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: December 4th, 2009	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors